Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

December 12, 2019	NR 19-18

Alianza extends mineralization at high-grade KRL gold property, Golden Triangle, BC

●	High-grade gold mineralization identified 100 metres from showing area
●	Zone hosting veins may be 800 metres in length

VANCOUVER, British Columbia -- Alianza Minerals Ltd. (TSX-V: ANZ) (OTC: TARSF) (“Alianza” or the “Company”) reports results of the 2019 exploration program at the KRL gold property, located in British Columbia’s prolific Golden Triangle. This program consisted of mapping, prospecting and rock and soil geochemical sampling in order to provide context and guide further exploration in the vicinity of the high grade KRL gold showing. The 2019 program identified additional high-grade gold-bearing quartz veins approximately 100 metres southeast of the main showing area, returning 9.2 g/t and 35.7 g/t gold from grab and locally-derived float samples.  Importantly, these veins may be part of a zone which may be as much as 800 metres in length and 40 metres wide. The property lies near the junction of McLymont Creek and the Iskut River, approximately 5 km from the McLymont Creek and Forrest Kerr power generation plants. Road access exists less than 2 km from the property boundary.

“The 2019 program was undertaken to provide context for the high-grade gold-bearing quartz veins at the KRL Showing and to identify targets for subsequent exploration programs,” stated Jason Weber, P.Geo., President and CEO. “The recognition of a trend of mineralized veins was an important step in defining an exploration target for us to focus on in 2020.”

Mapping has identified a northeast trending fault-bounded corridor that encompasses the main KRL gold showing as well as other high-grade vein occurrences. The current interpretation is that the main KRL gold-bearing quartz vein trend is controlled by the contact between massive andesites and sedimentary rocks, at a high angle to the corridor. Rock samples from the 2019 program, up to 100 m southeast of the KRL showing returned 9.2 g/t and 35.7 g/t gold from visibly unmineralized white and smokey quartz veins, closely resembling previously sampled high-grade gold-bearing veins.

A total of 30 rock samples and 358 soil samples were collected in the 2019 program. In addition to the high-grade rock samples several gold-in-soil geochemical anomalies northeast of the KRL were defined by the 2019 program that will require follow-up in 2020.

The KRL Property was acquired in late 2018 to investigate high grade gold-bearing quartz veins identified in the 1980s when a series of hand trenches were excavated to sample quartz veins 10 – 100 cm in width returning multiple >60 g/t gold results, including a high of 248.1 g/t gold from a 10 cm vein. At the time, at least 11 veins were identified over a 400 m by 600 m area.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 82.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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